NEW FRONTIER MEDIA, INC.
7007 WINCHESTER CIRCLE, SUITE 200
BOULDER, COLORADO 80301
(303) 444-0900

September 11, 2006

VIA FACSIMILE AND

FIRST CLASS MAIL

Ms. Linda Cvrkel

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	File No. 000-23697
New Frontier Media, Inc.

Dear Ms. Cvrkel:

Thank you for your August 24, 2006 letter setting forth comments of the staff of the United States Securities and Exchange Commission regarding New Frontier Media, Inc.’s (the “Company”) Form 10-K for its fiscal year ended March 31, 2006. On behalf of the Company, I submit this letter in response to those comments. For your convenience, I have set forth below the numbered comments in their entirety followed by the Company’s responses thereto

Notes to Consolidated Financial Statements, page F-10

Note 1, Organization and Summary of Significant Accounting Policies, page F-10

Reclassifications, page F-11

1.

We note that the furniture and equipment and deferred lease liability balances as of March 31, 2005 have been adjusted. It appears to us as though this is a correction of an error in that certain lease amounts were inadvertently not recorded in the proper period. Please tell us why you did not restate your financial statements and provide disclosures in accordance with APB 20 for correction of an error.

Response: With respect to the adjustments made to furniture and equipment and deferred lease liability balances, the Company did restate the prior year comparative amounts presented in the financial statements included in the Form 10Q as of and for the nine months ended December 31, 2005, and the Form 10K as of and for the year ended March 31, 2006. We also believe we made all disclosures required under APB No. 20 Accounting Changes. The Company did not believe it was necessary to amend all previously filed Form 10Qs and 10K for these balance sheet entries. The Company reached this conclusion by reviewing the guidance of SEC Staff Accounting Bulletin: No. 99 – Materiality (“SAB 99”).

Per SAB 99 (and SFAC No. 2) the concept of materiality is as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

It is the Company’s belief that no reasonable person would be influenced by a non-cash item that increases equally both assets and liabilities and has no impact on its net income or EPS. No cash was given to the Company for these assets nor does the Company have an obligation to re-pay this money. The Company has no measurable metrics on either of these line-items and these assets/liabilities do not relate to its business operations. Overall, the impact of adding these entries is less than 2% of the total assets on the balance sheet.

Per SAB 99, other qualitative factors to take into consideration:

Whether the misstatement masks a change in earnings or other trends – The answer here is “NO”. This entry has no impact on earnings or any tracked trends of the Company.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise - The answer here is “NO”. Since this entry does not impact net income or EPS, it would not hide a failure to meet our analysts’ consensus.

Whether the misstatement changes a loss into income or vice versa – The answer here is “NO”. These entries do not impact net income in any way.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations of profitability- The answer here is “NO”. This change results in a balance sheet gross-up and does not impact our profitability or segment reporting in any way.

Whether the misstatements affects the registrant’s compliance with regulatory requirements- The answer here is “NO”. No regulatory requirements are impacted by this change.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements - The answer here is “NO”. The company had no debt outstanding during the impacted periods.

Whether the misstatement has the effect of increasing management’s compensation- The answer here is “NO”. There was no net income or EPS impact from this change. Management’s compensation is not tied to any balance sheet metrics.

Whether the misstatement involves concealment of an unlawful transaction- The answer here is “NO”.

The Company answered negatively to all factors to be taken into consideration when assessing materiality. Although the above is not an exhaustive list of circumstances that may affect materiality, the Company believes that these circumstances are indicative of any that could be used to assess materiality in this circumstance. Further, the Company does not believe that a reasonable person would have changed their investing decision as a result of this change.

As such, the Company has concluded that this adjustment is not material to the financial statements as a whole, that its financial statements taken as a whole are fairly presented in all material respects in conformity with generally accepted accounting principles, and that prior year financials in previously filed Form 10Qs and 10Ks need not be amended to disclose the impact of this restatement.

The Company believes that the disclosures it made regarding the adjustments to its March 31, 2005 balance sheet accounts were appropriate as it included the nature of the error, the effect of the error on operating and net income, and the impact of the error on the balance sheet accounts affected.

Recoupable costs and Producer Advances, page F-13

2.

We note that you capitalize these costs and prepayments on your balance sheet. We further note that the producer advances are not refundable. Please tell us, and revise future filings to disclose, the exact nature of these balances and the accounting literature upon which you relied for capitalization. Furthermore, please clarify how you recognize these prepaid costs into expense and when. Include in your response under what circumstances would you lose the amounts paid to a producer as a non-refundable advance.

Response: To further clarify for the Commission, the recoupable costs and producer advances relate to MRG’s sales agency business (as discussed further in Item 3 below). The sales agency agreement provides for certain costs incurred by MRG on behalf of the producer (i.e., cost to create a trailer, artwork, ads, media kits, posters, press sheets, manufacture or repair the movie, etc.) to be recouped against license fees billed and collected on behalf of the producer. The producer advances are recoupable payments made to the producer against the collection of license fees. As with the recoupable costs, these advances are recoupable against the license fees billed and collected by MRG on behalf of the producers. As MRG licenses the producer’s movie and collects the license fees on behalf of this producer, it will earn its commission and recoup the costs incurred and advances paid (based on the order of recoupment provided for in the sales agency agreement) prior to remitting the license fees collected to the producer.

For example: MRG incurs $10,000 of recoupable costs for a producer’s movie and advances the producer $50,000 upon execution of the sales agency agreement. MRG’s sales agency commission is 15%. If MRG collects $60,000 in license fees on behalf of the producer, it will recognize $9,000 in commission revenue, recoup the costs incurred of $10,000, and collect $41,000 against the amount owed to it for the producer advance.

The Company believes that these recoupable costs and advances have similar characteristics to receivables as management intends to hold them until they are paid off. Management will not enter into a sales agency agreement without some certainty that it can successfully market the film and recoup any advances made and costs incurred. The Company assesses the recoupable costs and producer advances for impairment issues on a quarterly basis and would recognize an expense at the time of impairment for any uncollectible amounts. The Company does not anticipate that these recoupable costs or advances will be expensed in future periods as it feels confident in its ability to market these films. In the normal course of its business, MRG has never had an instance where it was not able to recoup its costs or advances.

The Company believes that its current disclosure is adequate with respect to the recoupable costs and producer advances.

Revenue Recognition, page F-14

3.

Per disclosure in the MRG Entertainment financial statements, on page F-6 of the Form 8-K dated February 10, 2006, we see that deferred revenue on the balance sheet includes the entire license fee collected, including amounts payable to producers. Please provide us with sample journal entries you record in these types of transactions, as we note from page F-14 of your financial statements, you record the revenues from such transactions on a net basis under EITF 99-19. Clarify for us in your response the impact on your balance sheet from these transactions if you record these revenues on a net basis.

Response: For represented titles, we are only recording the revenue that is earned by MRG because MRG acts as an agent with compensation on a commission basis. As stated in EITF 99-19 paragraph 3, a company that acts as an agent or broker without assuming the risks and rewards of ownership of the goods should record sales on a net basis.

To clarify further for the Commission, MRG acts as a sales agent for various film producers in international film markets. MRG will contract with international licensees for the distribution of the films that it represents. MRG earns a commission of 10% – 65% of the amount of the license fee billed for this service. MRG, however, is responsible for billing and collecting the full license fee from the international licensee. MRG then remits the license fee less its commission (and other recoupable costs owed to MRG by the producer) to the producer.

Please note that the amount of the license fee due to the producer now resides in Other Current Liabilities instead of deferred revenue. The amounts in Other Current Liabilities represent the producer’s portion of the license fees that have been billed but not yet collected by MRG.

For example, MRG represents Producer A and earns a 15% commission. MRG licenses Producer A’s title to a licensee in Germany for a license fee of $20,000. MRG invoices the licensee in Germany for $20,000. Assuming all other revenue recognition criteria has been met, the journal entry would be:

Accounts Receivable 20,000
Revenue 3,000
Other Current Liabilities 17,000

Upon collection of the license fee, MRG would reconcile the producer’s account, recouping any costs owed by the producer to MRG against the license fee collected, and determine a net amount owed to the producer. Upon collection of the license fee and reconciliation of the producer’s account, the net amount owed to the producer is reclassified from Other Current Liabilities to Producer Payable.

Note 6. Acquisitions, page F-19

4.

Please tell us and explain in future filings, the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill in accordance with paragraph 51(b) of SFAS 141.

Response: As stated in the Company’s Form 10K, Note 6 – Acquisitions and required by SFAS 141 paragraph 51(b), the Company acquired MRG to expand its portfolio to the rapidly growing market for softer, erotic content, as well as to the market for erotic, event-type content. The acquisition also provides established relationships in international markets and provides access to a library of content that can be monetized through current distribution networks.

MRG’s value to the Company will be realized as we monetize its library of content through new distribution platforms such as video-on-demand in the cable and hotel markets, as well as through wireless platforms. In addition, the value of MRG’s international relationships will assist our Pay TV segment in extending the distribution of its networks abroad. The value that the Company expects to achieve in ways such as these is consistent with the significant amount of goodwill recorded as a result of this acquisition.

The Company will revise its future filings to include further explanation of the factors that contributed to a purchase price that resulted in recognition of goodwill.

5.

We note the disclosure indicating that if certain EBITDA targets are met, the Company is required to make three earn-out payments totaling $2.0 million over three years in connection with the MRG acquisition transaction. We also note that these earn-out payments will be an additional expense for this segment. Please tell us and explain in future filings why these contingent payments will be accounted for as an expense rather than as additional purchase price for the acquisition transaction. Your response and your revised disclosure should indicate whether continued employment is required for the parties to earn these payments and should explain in detail why the planned treatment is in accordance with SFAS No. 141 and EITF 95-8.

Response: In accordance with SFAS 141, paragraph 34 and EITF 95-8, the contingent consideration is being accounted for as an expense rather than additional purchase price due to the fact that the selling shareholders must continue their employment with MRG in order to be eligible to receive the earnout payments. As indicated by EITF 95-8, the fact that the contingent consideration is forfeited if employment terminates, that the term of the initial employment agreements coincide with the term of the contingency period, and that the employee’s compensation other than the contingent payments is at a reasonable level in comparison to other key employees are all factors that strongly indicate that the contingent consideration should be accounted for as an expense of the appropriate periods. In addition, the Task Force indicated that the fact that the contingent payments are forfeited if employment is terminated is a strong factor indicating that the arrangement is, in substance, compensation for post-combination services rather than additional purchase price.

Section 4 of the Earnout Agreement requires that “a Seller shall only be entitled to its Pro Rata share of any Earnout Payment if the Employee associated with such Seller is (i) employed by a Target for the entire measurement period for which such Earnout Payment relates...”

The Company will revise its future filings to clarify that the contingent payments are accounted for as an expense rather than as additional purchase price for the acquisition transaction due to the requirement that continued employment is necessary for the parties to earn the payments in accordance with EITF 95-8.

Form 8-K filed August 8, 2006

6.

We note the disclosure of EBITDA for each of the Pay TV, Internet and Film Production segments. However, your reconciliation of this non-GAAP measure to the most comparable GAAP measure only reconciles your total net income to EBITDA and adjusted EBITDA. Please revise all future filings to separately present and reconcile each non-GAAP measure reported to the most comparable GAAP measure.

Response: The Registrant has noted your comment and will revise future filings to reconcile each non-GAAP measure reported to the most comparable GAAP measure.

Other

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Karyn L. Miller

Karyn L. Miller
Chief Financial Officer